SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. -------)


                             Berkley (W.R. Corp.)
------------------------------------------------------------------------
                                (Name of Issuer)




                                    Common
------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  084423102
------------------------------------------------------------------------
                               (CUSIP Number)



Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)





CUSIP NO.  084423102                   13G                 Page 2 of 2 Pages
           ---------                                               ---  ---


1.  NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Davis Selected Advisers, L.P.
          85-036-0310



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                 (b)  /_/




3.  SEC USE ONLY




4.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Colorado Limited Partnership




 NUMBER OF     5.  SOLE VOTING POWER
  SHARES                1,382,900
BENEFICILLY
 OWNED BY
   EACH        6.  SHARED VOTING POWER
 REPORTING              -0-
  PERSON
  WITH

                7. SOLE DISPOSITIVE POWER
                         1,382,900



                8.  SHARED DISPOSITIVE POWER
                         -0-



9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,382,900



10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             7.0%



12.  TYPE OF REPORTING PERSON*
            Investment Advisor






                          SCHEDULE 13 G


DAVIS SELECTED ADVISERS. L.P.
-----------------------------

UNDER THE SECURITIES EXCHANGE ACT OF 1934
-----------------------------------------

Item 1 (a)  NAME OF ISSUER
            --------------
                 Berkley (W.R.) Corp.



Item 1(b)  ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
           ----------------------------------------------
           Berkley (W.R.) Corp.
           165 Mason Street
           Greenwich, CT  06836



Item 2(a)  NAME OF PERSON FILING
           ---------------------
           Davis Selected Advisers, LP for
           Davis New Yourk Venture Fund
           Selected American Shares
           Selected Special Shares
           Davis Financial Fund
           New York Value Fund SICAV
           New York Small Cap Fund SICAV
           Sun America Polaris Annuity
           New England Zenity Annuity
           Baltimore Gas & Electric Pension Plan
           Central & SW Systems
           McKeesport Healthcare
           Mt. Sinai Healthcare Flounation
           Style Select Value- Davis
           Temple Firemen's Pension Fund
           VIA Metropolitan Financial


Item 2 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE
            ------------------------------------
            P.O. Box 1688
            124 East Marcy Street
            Santa Fe, NM  87501


Item 2(c)  CITIZENSHIP
           -----------
           Colorado Limited Parnership


Item 2(d)  TITLE OF CLASS OF SECURITIES
           ----------------------------
           COMMON



Item 2(e)  CUSIP NUMBER
           ------------
            084423102



Item 3     FIELD PURSUANT TO RULE 13D-1 (b)
           --------------------------------
           (e) (X) Investment Adviser registered under Section 203 of the Investment Advisers Act of 19140



Item 4      OWNERSHIP
            ---------
            (a)  Amount beneficially owned                  1,382,900
                 Davis New York Venture Fund                  770,000
                 Selected American Shares                     348,000
                 Selected Special Shares                       30,500
                 Davis Financial Fund                          32,000
                 New York Value Fund  SICAV                    10,400
                 New York Small Cap Fund SICAV                  2,200
                 SunAmerica Polaris Annuity                   132,000
                 New England Zenith Annuity                    23,200
                 Baltimore Gas & Electric Pension Plan          9,200
                 Central & SW Systems                          15,100
                 McKeesport Healthcare                          3,500
                 Mt. Sinai Healthcare Foundation                1,700
                 Style Select Value - Davis                     1,500
                 Temple Firemen's Fund                            600
                 VIA Metropolitan Financial                     3,000

            (b)    Percent of class                               7.0%
                   Davis New York Venture Fund                    3.9%
                   Selected American Shares                       1.8%
                   Selected Special Shares                         .2%
                   Davis Financial Fund                            .2%
                   New York Value Fund  SICAV                      .1%
                   New York Small Cap Fund SICAV                   .0%
                   SunAmerica Polaris Annuity                      .7%
                   New England Zenith Annuity                      .1%
                   Baltimore Gas & Electric Pension Plan           .0%
                   Central & SW Systems                            .1%
                   McKeesport Healthcare                           .0%
                   Mt. Sinai Healthcare Foundation                 .0%
                   Style Select Value - Davis                      .0%
                   Temple Firemen's Fund                           .0%
                   VIA Metropolitan Financial                      .0%

            (c)    Number of shares as to which such person has:
                   (I)  sole power to vote or to direct the vote
                             Davis Selected Advisers, L.P.         1,382,900

                  (ii)  shared power to vote to direct the vote       N/A

                 (iii)  sole power to dispose or to direct
                        the disposition of
                             Davis Selected Advisers, L.P.         1,382,900

                  (iv)  shared power to dispose or to direct
                        the dispostion of                             N/A



Item 5    Not applicable
          --------------

Item 6    Not Applicable
          --------------

Item 7    Not Applicable
          --------------

Item 8    Not Applicabale
          ---------------

Itme 9    Not Applicable
          --------------

Itme 10   CERTICICATION
          -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactio haveing such purposes or effect.

          SIGNATURE
          ---------
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statemtn is true, complete and correct.

        January 29, 1997
             (Date)


----------------------------------------
          (Signature)

Samuel P. Ynzunza      General Cousel